UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-1658880

(Check One)    ☐. Form 10-K     ☐. Form 20-F     ☐. Form 11-K    ☒. Form 10-Q     ☐. Form N-SAR

For Period Ended: July 31, 2019

 ☐. Transition Report on Form 10-K

 ☐. Transition Report on Form 20-F

 ☐. Transition Report on Form 11-K

 ☐. Transition Report on Form 10-Q

 ☐. Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

BARE METAL STANDARD, INC.

Full Name of Registrant:

 3604 S. Banner Street

Boise, Idaho 83709

Address of Principal Executive Office (Street and Number)

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒.	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐.	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The quarterly report of Bare Metal Standard, Inc. on Form 10-Q could not be filed within the prescribed time period because the company has a small accounting staff and the financial statements were not completed in sufficient time to solicit and obtain the review of the Form 10-Q and signatures thereto in a timely fashion prior to the due date of the Report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

James Bedal	208	898-9379
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s) ☐Yes    ☒.. No

01/31/2019 Form 10-Q

04/30/2019 Form 10-Q

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☐. Yes   ☒. No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Bare Metal Standard, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 16, 2019	BARE METAL STANDARD, INC.

	BY:	James Bedal

	/s/	James Bedal
Principal Executive Officer